Exhibit 99.1

Americas Silver Provides Pershing Gold Transaction and General Corporate Updates

TORONTO--(BUSINESS WIRE)--November 26, 2018--Americas Silver Corporation (TSX: USA) (NYSE American: USAS) (“Americas Silver” or the “Company”) is pleased to announce developments in the pending merger transaction (the “Transaction”) with Pershing Gold Corporation (“Pershing Gold”), including details of the special meeting of shareholders (the “Special Meeting”), and a general corporate update.

Pershing Gold Transaction Update

On September 28, 2018, the Company entered into a definitive agreement to complete a business combination with Pershing Gold. The combination will add a shovel-ready, gold-silver development project in Nevada that adds significant precious metal growth to the Company’s production profile. Once completed, Relief Canyon is expected to produce 75,000 to 90,000 ounces of gold annually at low cash costs over an initial seven-year life and generate annual post-tax cash flow from $25 to $30 million.1 This transformative combination is expected to increase the Company’s precious metal production by over 5 times with precious metals representing greater than 60% of silver equivalent production.

Both the Americas Silver and Pershing Gold management teams and their advisors have been working diligently to complete the necessary regulatory requirements related to the Transaction. A preliminary Form F-4 proxy statement/prospectus (“F-4”) was filed on November 5, 2018, and on November 14, 2018, the Company received clearance to request its effectiveness. The Company will file Amendment No. 1 to the F-4 and expects it to be declared effective prior to the end of November. Effective November 21, 2018, Americas Silver and Pershing Gold jointly filed the required notice with the Committee on Foreign Investment in the United States. The Company expects that the applicable 45-day review period will commence before the end of November.

In connection with the above, Americas Silver and Pershing Gold have each now set their meeting date in respect of the Transaction at January 9, 2018 and provided the requisite notice thereof. The Company’s record date for a shareholder’s entitlement to vote at the meeting has been set at November 30, 2018. Additional information about the special meeting of Americas Silver shareholders will be contained in the Company's management information circular, which is expected to be filed and mailed to the Company’s shareholders in mid-December and will be available on Americas Silver's website and on its SEDAR profile at www.sedar.com and its EDGAR profile at www.sec.gov.

Subject to the satisfaction of various conditions, including the requisite approvals of Americas Silver’s and Pershing Gold’s shareholders at their respective meetings to be held on January 9, 2019, the Transaction is expected to be completed shortly thereafter. Upon completion, each holder of Pershing Gold common stock will be entitled to receive 0.715 of an Americas Silver common share for each share of Pershing Gold common stock held (the “Exchange Ratio”) as of the effective time of the Transaction. Holders of Pershing Gold preferred shares may elect to exchange those shares for new non‐voting preferred shares of Americas Silver, adjusted in respect of exercise price and number based on the Exchange Ratio, or common shares of Americas Silver based on the Exchange Ratio. Existing common shareholders of Americas Silver and Pershing will own approximately 64% and 36%, respectively, on an undiluted basis, following the close of the Transaction.

Corporate Update

The fourth quarter of 2018 started on a strong note as the Company produced approximately 600,000 consolidated silver equivalent ounces in October from its operations making October the best month so far this year. The San Rafael mine led the way as mill throughput steadily increased through the month to over 1,700 tonnes per day with this consistent performance continuing into November. The strong showing combined with steady performance from Galena have the Company on-track for its best production quarter for the year.

The Company is in discussions with numerous interested parties on the financing of the Relief Canyon project. An updated will be provided to the market as to the status of the financing process following the close of the transaction in January 2019. The Company expects to have sufficient funding to support the newly-merged company through to the completion of the Relief Canyon financing.

About Americas Silver Corporation

Americas Silver is a silver mining company focused on growth in precious metals from its existing asset base and execution of targeted accretive acquisitions. It owns and operates the Cosalá Operations in Sinaloa, Mexico and the Galena Complex in Idaho, USA. The Company holds an option on the San Felipe development project in Sonora, Mexico.

Daren Dell, Chief Operating Officer and a Qualified Person under Canadian Securities Administrators guidelines, has approved the applicable contents of this news release. For further information please see SEDAR or americassilvercorp.com.

Cautionary Statement on Forward-Looking Information:

This news release contains “forward‐looking information” within the meaning of applicable securities laws. Forward‐looking information includes, but is not limited to, Americas Silver’s and Pershing’s expectations intentions, plans, assumptions and beliefs with respect to, among other things, the realization of exploration, operational, production, and development plans, the Cosalá Operations (including Zone 120) and Galena Complex; Americas Silver’s financing efforts; the consummation of the Transaction in accordance with its terms; the anticipated silver and gold production of the combined company; potential improvements in production, cash flow, shareholder liquidity, and access to capital; perceptions of institutional shareholders and analysists; any potential re-rating; references to anticipated profits, risk, realized value and return; construction, production, and development plans at Relief Canyon Mine; the relative ownership of shareholders in the combined company; the future management and board of the combined company; the timing of shareholder proxies, meetings and the closing of the Transaction; estimates and forecasts with respect to the expected project economics for Relief Canyon derived from the Feasibility Study, such as estimates of average production, AISC, IRR, NPV; cash costs; the availability of financing and the estimated construction timeline for Relief Canyon Mine; and opportunities for expanding the Relief Canyon Mine deposit and exploring opportunities on nearby lands. Often, but not always, forward‐looking information can be identified by forward‐looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may”, “assume” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance. Forward‐looking information is based on the opinions and estimates of Americas Silver and Pershing as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of Americas Silver or Pershing to be materially different from those expressed or implied by such forward looking information. With respect to the Transaction, these risks and uncertainties include the risk that Americas Silver or Pershing may be unable to obtain any regulatory approvals required for the Transaction, or that regulatory approvals may delay the transaction or cause the parties to abandon the Transaction; the risk that required stockholder approvals may not be obtained; the risk that other conditions to closing may not be satisfied; the length of time needed to consummate the proposed Transaction, which may be longer than anticipated for various reasons; the risk that the businesses will not be integrated successfully; the diversion of management time on transaction-related issues; the risk that costs associated with the integration are higher than anticipated; and litigation risks related to the Transaction. With respect to the businesses of Americas Silver and Pershing, these risks and uncertainties include interpretations or reinterpretations of geologic information, unfavorable exploration results, inability to obtain permits required for future exploration, development or production, general economic conditions and conditions affecting the industries in which the Company and Pershing operate; the uncertainty of regulatory requirements and approvals; fluctuating mineral and commodity prices, and the ability to obtain necessary future financing on acceptable terms or at all; the ability to develop and operate the Cosalá, Galena, Relief Canyon properties, risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), ground conditions and factors other factors limiting mine access, failure of plant, equipment, processes and transportation services to operate as anticipated, environmental risks, government regulation, actual results of current exploration and production activities, possible variations in ore grade or recovery rates, permitting timelines, capital expenditures, reclamation activities, labor relations, social and political developments and other risks of the mining industry. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward‐looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended. Readers are cautioned not to place undue reliance on such information. Additional information regarding the factors that may cause actual results to differ materially from these forward-looking statements is available in Pershing’s filings with the Securities and Exchange Commission, including the Annual Report on Form 10-K for the year ended December 31, 2017, and in the Americas Silver’s filings with on SEDAR. Neither Americas Silver nor Pershing undertake any obligation to update publicly or otherwise revise any forward‐looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law. Neither Americas Silver nor Pershing gives any assurance (1) that Americas Silver and Pershing will achieve its expectations, or (2) concerning the result or timing thereof. All subsequent written and oral forward-looking statements concerning Pershing, Americas Silver, the proposed transaction, the combined company or other matters and attributable to Pershing or Americas Silver or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

No Offer or Solicitation

This press release is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed transaction between Americas Silver and Pershing or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended.

Participants in Merger Solicitation

Pershing, Americas Silver and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Pershing and Americas Silver in connection with the proposed transaction. Information about the directors and executive officers of Pershing is set forth in its proxy statement for its 2018 annual meeting of stockholders, which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 30, 2018. Information about the directors and executive officers of Americas Silver is set forth in its Form 6-K for its 2018 annual meeting of shareholders, which was filed with the SEC on April 13, 2018. These documents can be obtained free of charge from the sources indicated below. Other information regarding those persons who are, under the rules of the SEC, participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in Pershing’s proxy statement/prospectus and other relevant materials to be filed with or furnished to the SEC when they become available.

Additional Information and Where to Find It

The proposed transaction (or certain matters related thereto) between Americas Silver and Pershing will be submitted to the respective stockholders of Americas Silver and Pershing for their consideration. Americas Silver will file with the SEC a registration statement on Form F-4 that will include a proxy statement of Pershing that also constitutes a prospectus of Americas Silver. Americas Silver will file an Information Circular with the applicable Canadian securities administrators. Pershing will deliver the proxy statement/prospectus to its stockholders as required by applicable law. Americas Silver will deliver the Information Circular to its stockholders as required by applicable law. Americas Silver and Pershing also plan to file or furnish other documents with the SEC regarding the proposed transaction. This press release is not a substitute for any prospectus, proxy statement, information circular or any other document which Americas Silver and Pershing may file with or furnish to the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF AMERICAS SILVER AND PERSHING ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND INFORMATION CIRCULAR AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AMERICAS SILVER, PERSHING, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and information circular and other documents containing important information about Americas Silver and Pershing, once such documents are filed with the SEC through the website maintained by the SEC at www.sec.gov, and with the Canadian securities administrators, through the website at www.sedar.com. Pershing and Americas Silver will make available free of charge at www.pershinggold.com and www.americassilvercorp.com, respectively (in the “Investor Relations” and “Investors” section, as applicable), copies of materials they file with, or furnish to, the SEC and the Canadian securities administrators.

1 For further information regarding the Relief Canyon project please see “Technical Report and Feasibility Study for the Relief Canyon Project, Pershing County, Nevada, U.S.A.” with an effective date of May 24, 2018, which is available on Pershing Gold’s EDGAR profile at https://www.sec.gov/ and on SEDAR at www.sedar.com.

CONTACT:
Darren Blasutti
President and CEO
416-848-9503